July 28, 2016

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed January 29, 2016
File No. 0-22513

Dear Mr. Thompson:
On behalf of Amazon.com, Inc., this responds to your letter of June 29, 2016, regarding our Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”). Each of your comments is set forth below, followed by our response.
Business
Consumers, page 3

1.
We note your public announcements regarding the launch of Amazon Business and Fire phone in 2015, as well as the apparent success of Amazon Echo. Please tell us why descriptions of the status of these products or services were not included in your disclosure here. Refer to Item 101(c)(1)(ii) of Regulation S-K.

Response
We believe our disclosures in the 2015 10-K satisfy the requirements of Item 101(c)(1)(ii) of Regulation S-K because Amazon Business, Fire phone, and Amazon Echo do not constitute “new product[s] or segment[s] that would require the investment of a material amount of the assets of the registrant or that otherwise [are] material.” In addition, descriptions of the status of Amazon Business, Fire phone, and Amazon Echo are not “material to an understanding of the registrant’s business taken as a whole.” Neither sales through our Amazon Business website nor sales of the Amazon Echo or Fire phone were material to net sales or gross profit in 2015.
We focus on providing a wide selection of products and services across multiple categories. In April 2015, we launched Amazon Business, which provides a marketplace on Amazon.com that gives businesses access to products in a shopping experience that is designed for, and oriented to, their operational needs. Products available through Amazon Business include the same products that are available through our other websites, are sold by Amazon or by third-party sellers, and

July 28, 2016

are fulfilled through our same fulfillment centers and fulfillment processes as products ordered through other Amazon websites. While oriented toward a particular set of customers, Amazon Business thus operates similarly to other marketplaces we maintain.
Amazon Echo is only one of the many consumer electronic items we offer to our customers, some of which are Amazon devices and others of which are manufactured by other companies. As with many of the electronics that we sell, Amazon Echo offers benefits to customers not only by facilitating day-to-day activities, but also by serving as a device through which customers can access and purchase other products and services, some of which are provided or sold by Amazon and others of which are provided or sold by third parties. Thus, we view Amazon Echo not as a discrete product, but as one of the many products and services that we offer that collectively serve to enhance overall customer experience and convenience. Finally, we note that Amazon ceased sales of the Fire phone in August 2015.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)
Results of Operations, page 24

2.
We note the disclosure in your fourth quarter 2015 earnings call transcript and your reference to “worldwide active customer accounts” which grew to 304 million or 280 million, excluding customers who had free orders, compared to 254 million in the comparable prior year period, and your reference to “worldwide paid Prime members” which increased 51% year-over-year. Please tell us what consideration you gave to providing a discussion and analysis of how the foregoing metrics contributed to the increase in revenues and any known trends or uncertainties that you reasonably expect will have a materially favorable or unfavorable impact on your operating results and financial condition. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K.

Response
We confirm to the Staff that in preparing our annual and quarterly disclosures in our MD&A, we assess whether there are any known trends or uncertainties that we reasonably expect will have a materially favorable or unfavorable impact on our operating results and financial condition.
Our revenues have grown at the same time that the number of our active customer accounts and number of worldwide paid Prime members have grown. We disclose in our earnings press release that a customer account (which is not differentiated as between Prime members and other customers) consists of a unique e-mail address established either when a customer places an order through certain of our websites or when a customer orders from other sellers on our websites, and that a customer account is considered active when the customer has placed an order during the preceding twelve-month period. Because these two criteria are not indicative of, or associated with, either the number or value of customers’ transactions, we have not discussed the number of customer accounts in the context of revenues. Moreover, there are many additional factors affecting the purchasing decisions of the thousands of customers that visit our websites on any given day, such as price, selection, availability, and customer experience. As well, increases in the number of our customers and Prime members also can have varied consequences with respect to our expenses, such as shipping costs and expenses to increase fulfillment capacity. As a result, we have not identified trends or uncertainties based on increases in the number of our customers or Prime members that we reasonably expect will have a materially favorable or unfavorable impact on our operating results and financial condition.

July 28, 2016

Further, as with other products and services that we offer, Prime membership is primarily a service designed to enhance overall customer experience and convenience, promote customer loyalty, and provide customers access to the many products and services that are available through our websites. In furtherance of that central objective, we have enhanced Prime membership benefits over time, with the result that there is little period-to-period comparability. Since we first introduced Prime as a benefit that consisted primarily of free two-day product delivery, the number of items available for free two-day delivery has grown from 1 million to over 30 million, we expanded our selection of Prime-eligible items through the introduction of Fulfillment by Amazon (“FBA”) for our third-party sellers, we have added Sunday delivery, and we introduced Prime Now, which provides free same-day delivery on hundreds of thousands of products for customers in more than 40 cities around the world. In addition, the benefits of Prime membership have expanded to include free digital video movies and TV shows (Prime Video), digital music (Prime Music), e-book lending (Kindle Owners’ Lending Library), photo storage (Prime Photos), and, starting in 2015, “Prime Day,” offering Prime members discounts on thousands of products. In addition, in certain U.S. cities, we offer a Prime Fresh upgrade to Prime members for $199 per year, for free AmazonFresh delivery on grocery orders over $50.00. The extent to which these benefits, and others, are available to Prime members varies around the world, and the extent to which Prime members take advantage of these benefits varies significantly. For example, some Prime members appear primarily to use the free two-day shipping benefit, while other Prime members are heavy users of the digital video and music streaming services. In addition, as noted below in our response to Comment #6, Prime membership revenue growth is disaggregated and reflected within the category to which it is allocated. Given the variability in how customers use the services offered by Prime, the integrated nature of our product and service offerings, including through Prime, and the many other factors that affect our operating results and financial condition, we do not believe that a discussion and analysis of our Prime customer numbers is meaningful or practical.

3.
We note your disclosure in your fourth quarter 2015 earnings call transcript that you added 722 new features and services to AWS and that you reduced the price of certain services for the 51st time since the launch of the segment. Considering that AWS sales increased 70% in 2015, please tell us what consideration you gave to providing a discussion and analysis, including quantification, of how these increased features/services and continued price reductions contributed to your increase in revenues, and to what extent increasing AWS features/services and reducing prices constitute trends that impact your operating results and financial condition. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K.

Response
As with our retail websites, we have sought to attract and retain Amazon Web Services (“AWS”) customers by offering a wide and expanding range of features and services, reducing prices, and enhancing the customer experience. AWS offers its services through a wide variety of payment and subscription arrangements, ranging from a pay-as-you-go approach, where customers pay only for the services they select and only for as long as they choose to use them, to pre-paid arrangements and long-term contracts. We often provide new AWS services or add features to existing AWS services without changes in pricing. As a result, it is not practical to determine whether offering a certain new service or a new feature within a particular service resulted in attracting a new customer or causing a pre-existing customer to return or to increase its usage. In addition, given the dynamic market segment and rapidly expanding demand for cloud computing services in general, it is not meaningful or practical to disaggregate the effect of lowering prices

July 28, 2016

from other factors affecting AWS’s revenue growth. For these reasons, we do not believe our AWS feature and service additions and price decreases in 2015 constitute trends that have an identifiable impact on our operating results or financial condition under Item 303(a)(3)(ii) and (iii) of Regulation S-K.
Note 1 - Description of Business and Accounting Policies
Principles of Consolidation, page 43

4.
We note you consolidate entities in which you have a variable interest and of which you are the primary beneficiary. Please tell us what consideration you gave to disclosing the information required by ASC 810-10-50-2AA regarding your involvement with variable interest entities, the information required by ASC 810-10-50-3 with respect to variable interest entities you consolidate as the primary beneficiary and the information required by ASC 810-10-50-4 with respect to variable interest entities you do not consolidate because you are not the primary beneficiary.

Response
Our primary involvement with variable interest entities relates to entities resident in the People’s Republic of China (“PRC”) and India. Regulations in these countries affect our Chinese and Indian businesses and operations, including restrictions on foreign investment.
To comply with these regulatory requirements in the PRC and India, we conduct certain of our operations through legal ownership structures that we have identified as variable interest entities. We have determined that we are the primary beneficiary of these variable interest entities and have consolidated them accordingly.
In evaluating the need for disclosure under ASC 810-10-50-2AA and ASC 810-10-50-3, we perform and document a detailed quantitative and qualitative assessment of the materiality of our variable interest entities on a quarterly basis. Our analysis, which includes an evaluation of the factors included in SEC Staff Accounting Bulletin 99, considers the significance of these variable interest entities to our consolidated financial statements. Based on our analysis, we have concluded that these variable interest entities are immaterial to our 2013-2015 financial statements, given the size and nature of these operations.
Although we have concluded that disclosure under ASC 810-10-50-2AA and ASC 810-10-50-3 is not meaningful to our investors, we have disclosed the risks associated with doing business in the PRC and India and our ability to maintain local ownership and regulatory licensing in these jurisdictions in Item 1A of Part I of the 2015 10-K, “Risk Factors - Our International Operations Expose Us to a Number of Risks.”
Investments, page 48

5.
Please provide us with your income significance test for each year supporting your determination that the financial statements of LivingSocial are not required to be filed pursuant to Rule 3-09 of Regulation S-X.

July 28, 2016

Response
Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we are supplementally providing “Schedule 1” to this letter through hard copy delivery. Schedule 1 sets forth the income significance tests for the years ended December 31, 2013, 2014, and 2015 supporting our determination that the financial statements of LivingSocial are not required to be filed pursuant to Rule 3-09 of Regulation S-X. We hereby request that Schedule 1 be returned to us upon completion of your review, and that pending its return, it be afforded confidential treatment and not be made part of any public record nor be disclosed to any person, as such schedule contains confidential information, disclosure of which would cause the Company competitive harm. A pre-addressed and prepaid return envelope is provided with Schedule 1 for this purpose. If the Staff determines that any of the information in Schedule 1 is required to be retained in Staff files under the standards of Rule 12b-4, we will separately arrange for such material to be submitted with a confidential treatment request.
Note 11 - Segment Information, page 67

6.
We note that products and services included in the Media and Electronics and other general merchandise categories disclosed in the table of net sales by product and service category on page 68 include a wide-array of products and services. For example, it appears that the Media category includes net sales of books, music, video games and software and digital downloads and that the Electronics and other general merchandise category includes electronics and computer, home and garden, health and beauty, toys, grocery, kids and baby clothing, shoes, jewelry, sports and outdoor, tools, and auto and industrial products and digital devices. We also understand that service sales include commissions related to third-party sales on your websites and other services including compute, storage and database offerings, fulfillment (“FBA”), publishing, digital content subscriptions, and Prime membership fees. Please provide us with your analysis of the similarity of products and services included in each of the Media and Electronics and other general merchandise categories under ASC 280-10-50-40. In doing so, please address the following:

•
It appears that you classified third-party seller fees, including commissions, FBA services and other net sales of services in product sales categories. Please clarify for us how these are reflected in the existing disclosure of revenues by products and services. Explain why you believe that these are similar to the products and services included in the respective categories.

•
Please tell us how Prime membership revenues are classified in the existing disclosure. We note from your fourth quarter earnings conference call that Prime memberships have grown 51% year over year. Tell us how you considered the growth in this part of your business in evaluating whether these are similar to other products and services.

•
Please explain to us what factors you considered in concluding that the products and services in each of the media and electronics and other general merchandise categories are similar. Discuss how you considered quantitative aspects such as margins and growth rates in your analysis.

Response
With respect to marketplace seller fees, including commissions, and FBA services, such fees are classified in either Media or Electronics and other general merchandise (“EGM”) based on the products or services sold. Within our retail business, we focus on providing a wide selection of

July 28, 2016

products and services to our customers across many categories. This wide and growing selection of products and services, whether sold by us or a third party, often share a combined and integrated fulfillment, marketing, technology, and content infrastructure. We are largely neutral as to whether a product is sold by us or a third party. Instead, we focus on customer selection, availability, and efficiencies in our delivery and fulfillment processes.
With respect to Prime Membership, we allocate revenues among the benefits we provide in the Prime offering such as shipping benefits, Prime Video, Prime Music, Prime Photos, and access to the Kindle Owners’ Lending Library. Similar to third-party fees, such benefits are allocated among Media and EGM based on the Prime benefits provided within those product and service categories. For example, revenue attributed to the two-day Prime shipping benefit is classified in the same category as the product to which the free shipping benefit is applied. Other products and services that Prime members obtain, such as Prime Video, Prime Music, Prime Photos, and the subscription to the Kindle Owners’ Lending Library are classified within Media. Accordingly, Prime membership revenue growth is disaggregated and reflected within the category to which it is allocated. As discussed in our response to Comment #2, we view Prime as but one of many product and service offerings that are designed to enhance overall customer experience and convenience, promote customer loyalty, and provide customers access to the many products and services that are available through our websites. Because of this integrated nature of our product and service offerings, and the fact that Prime revenue may be allocated variously among Media and EGM depending on Prime members’ usage, we do not consider the growth in Prime membership revenue in evaluating the similarity of products and services within Media and EGM.
With respect to our categorization of products and services revenue within Media and EGM, we currently offer hundreds of millions of unique products and services. We have not considered either growth rates or margins in deciding how best to group products and services into similar categories. Growth rates are not a useful distinction for us because we are continuing to grow selection and volume across the large majority of the categories we offer. With regard to margins, we mention on page 30 of the 2015 10-K that we are focused on income from operations, rather than gross profit or gross margin, due to the diversity of our product categories and services. For example, the same product sold through our website for the same price can produce different margins depending on whether it is sold by Amazon or by a third-party seller, since revenues from sales by marketplace sellers are recorded as a net amount.
Our presentation of revenue data for the Media and EGM categories complies with ASC 280-10-50-40 by providing investors meaningful information about groups of similar products and services that reflect the growth and development of our business beyond our initial offerings as an online book retailer. Our Media category reflects the kinds of products in all formats that would be expected from a media retailer, such as books, music, video, games, software, and other similar entertainment and educational products and services. Our EGM category reflects the expansion of our business beyond media products, leveraging our retail infrastructure to offer a wide array of consumables, durable products, and related services. While our business objective is to grow revenue across the products and services that are available through our websites, we believe that these two categories have remained appropriate and meaningful as developments in the marketplace have resulted in Media remaining a distinct category of products and services that can be consumed in both digital and hardcopy formats and purchased through either discrete transactions or through subscription (“streaming”) services. As well, we believe customers and investors also recognize Media and EGM as two distinct groups of similar products and services

July 28, 2016

within the meaning of ASC 280-10-50-40, because they allow comparisons of our operations to other businesses that offer media and entertainment products and services, as to Media, and to other general retailers, as to EGM. Beyond these two categories we have not identified any meaningful distinctions between the products and services sold through our websites, given the vast selection of goods and services that we aim to make available to our customers and the fact that no individual product or service represents more than 10% of net sales.
Finally, consistent with our ongoing mission to maximize selection of products and services for our customers, our product and service offerings have continued to grow and become ever more interconnected. We expect that to continue, and the challenges outlined in this response concerning analyzing similarities across products and services to increase. Thus, while we have maintained our historical practice of providing data for Media and EGM, we will continue to give this issue careful consideration.
Conclusion
We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com or by phone at (206) 266-5598.

Very truly yours,

/s/ Shelley Reynolds

Shelley Reynolds
Vice President and Worldwide Controller
Amazon.com, Inc.

cc:	Yolanda Guobadia, Staff Accountant
Division of Corporation Finance

Michael Kennedy, Staff Attorney
Division of Corporation Finance

Lilyanna Peyser, Special Counsel
Division of Corporation Finance
Audit Committee of the Amazon.com, Inc. Board of Directors

July 28, 2016

Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

Brian T. Olsavsky
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

David Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

David Heselton
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP